

May 16, 2013

<u>Via E-mail</u>
Mr. Rheo A. Brouillard
President and Chief Executive Officer
SI Financial Group, Inc.
803 Main Street
Willimantic, Connecticut 06226

      Re: SI Financial Group, Inc.
          Registration Statement on Form S-4
          Filed April 19, 2013
          File number 333-188016
          Form 10-K and 10-K/S for Fiscal Year Ended December 31, 2012
          Filed March 15, 2013, and April 18, 2013
          Form 10-Q for the Quarter Ended March 31, 2013
          Filed May 9, 2013
          File number 0-54241

          Newport Bancorp, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2012
           Filed March 22, 2013
           File number 0-51856

Dear Mr. Rheo A. Brouillard:

We have reviewed your Form S-4 and Form 10-K, and the Form 10-K filed by Newport Bancorp, Inc. and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

In regard to the Form S-4, please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

In regard to the Form 10-K comments, please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4
General

1. Please provide us supplementally with any board book materials.

2. Please disclose the projections that were given to SI Financial and Newport or to their agents.

3. In your next amendment, please fill in all information except 430A information.

4. Please note the updating requirements of Rule 3-12 of Regulation S-X for your financial statements and provide an updated consent from your independent accountant in your next amendment.

Cover Page

5. In your next amendment, please revise the cover to indicate the number of shares being offered. See Item 501(b)(2) of Regulation S-K.

Summary, page 6

6. Disclose the identity of all three Newport Bancorp directors to join SI Financial. If all three have not been selected, disclose when and how this will happen.

Opinion of Newport Bancorp's Financial Officer, page 47

7. Please revise to disclose the total amount received by Sandler O'Neill from Newport Bancorp in the last two years. Note also for the two firms providing fairness opinions to your company.

8. We note that Sandler was the beneficial holder of approximately 9.5% of Newport's stock on the day before it delivered its opinion, but that it had apparently sold its stock by the April date of the beneficial holders table in the S-4. Please describe this relationship in reasonable detail.

9. Please describe what role Sandler's holdings in the company played in its selection as the provider of the fairness opinion.

Opinion of SI Financial's Financial Advisors, pae 58

10. The final two sentences of the last paragraph on page 61, beginning "Certain financial data . . . ," are not clear. Please indicate specifically the data KBW used that does not correspond to SI Financial's and Newport Bancorp's historical financial statements or to

data prepared by Sandler or Loomis and specify the different periods, assumptions, and methods KBW used to compute the differing data.

Opinion of Loomis & Co, Inc., page 66

11. Please revise to state that Loomis has consented to the inclusion of its opinion in the prospectus.

Stock Ownership of SI Financial, page 135

12. Please identify the natural person who is the beneficial owner of the shares held by the Savings Institute ESOP, Paradigm Capital, and Castine Capital.

Stock Ownership of Newport Bancorp, page 183

13. Please identify the natural person who is the beneficial owner of the shares held by the Newport ESOP, Thomas Horstmann, and NewportFed.

Exhibit 8.2

14. You cannot assume that the merger will be a statutory merger. Please revise.

Where You Can Find More Information, page 186

15. Please update your list of filings incorporated by reference.

Unaudited Pro Forma Combined Condensed Consolidated Financial Data, page 96

16. Please revise your next amendment to present loans receivable and the allowance for loan losses separately on the face of the Pro Forma Statement of Financial Condition as to provide greater transparency to investors.

17. Please revise your next amendment to present the pro forma adjustments in footnote (3) on a gross basis.

18. With regard to the sale of loans of $10.0 million in pro forma adjustment (3), please tell us how this adjustment gives effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and are (iii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X.

SI Financial Group, Inc. 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

Lending Activities
Multi-Family and Commercial Real Estate Loans, page 6

19. We note your disclosure that you have established a specialized lending strategy which included an out-of-market CRE lending program primarily in Boston and the surrounding region. Please tell us, and revise future filings to the extent material, to provide the following concerning this portfolio:

- Past due loans (30-59 days past due, 60-89 days past due, 90 days or more past due, current);
- Impaired loans (impaired loans without valuation allowance; impaired loans with valuation allowance and the related allowance);
- Nonaccrual loans; and
- Troubled Debt Restructurings (number, recorded investment, allowance for loan losses, redefaults).

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies
Allowance for Loan Losses, page 26

20. We note your disclosure that you do not assign a general valuation allowance to the Small Business Administration (SBA) loans that you purchase as such loans are fully guaranteed. Please provide the specifics terms of your guarantee agreement with the SBA regarding these loans as typically the SBA guarantees a certain percentage of each loan at certain thresholds (e.g. 85% of loans up to $150,000 and 75% of loans greater than $150,000) and not a full guarantee.

In regard to the Form S-4, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Rheo A. Brouillard
SI Financial Group, Inc.
May 26, 2013
Page 5

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In regard to the Form 10-K We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at 202-551-3321 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

By E-mail: Victor L. Cangelosi
vcangelosi@kilpatricktownsend.com